Registration No.  333-31644
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 383

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 7, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  E-INFRASTRUCTURE FLEXPORTFOLIO SERIES
                    FIBER OPTICS FLEXPORTFOLIO SERIES
               GENOMICS & PROTEOMICS FLEXPORTFOLIO SERIES
                 GLOBAL TECHNOLOGY FLEXPORTFOLIO SERIES
             SOFTWARE INNOVATIONS 2000 FLEXPORTFOLIO SERIES
                WORLD WIDE WIRELESS FLEXPORTFOLIO SERIES

                                 FT 383

FT 383 is a series of a unit investment trust, the FT Series. FT 383 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is March 7, 2000

                           Table of Contents

Summary of Essential Information                        3
Fee Table                                               5
Report of Independent Auditors                          6
Statements of Net Assets                                7
Schedules of Investments                                9
The FT Series                                          16
Portfolios                                             17
Risk Factors                                           21
Public Offering                                        22
Distribution of Units                                  23
The Sponsor's Profits                                  24
The Secondary Market                                   24
How We Purchase Units                                  24
Expenses and Charges                                   24
Tax Status                                             25
Rights of Unit Holders                                 26
Income and Capital Distributions                       27
Redeeming Your Units                                   27
Removing Securities from a Trust                       28
Amending or Terminating the Indenture                  29
Information on the Sponsor, Trustee and Evaluator      30
Other Information                                      31

                       Summary of Essential Information

                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             e-Infrastructure     Fiber Optics         Genomics & Proteomics
                                                             FlexPortfolio        FlexPortfolio        FlexPortfolio
                                                             Series               Series               Series
                                                             ____________         ____________         _____________________
Initial Number of Units (1)                                      14,959               14,999               14,997
Fractional Undivided Interest in the Trust per Unit (1)        1/14,959             1/14,999             1/14,997
Public Offering Price:
     Aggregate Offering Price Evaluation
          of Securities per Unit (2)                         $   10.000           $   10.000           $   10.000
     Maximum Sponsor retention of
           2.75% of the Public Offering
         Price per Unit  (2.75% of the net amount invested,
         exclusive of the deferred Sponsor retention) (3)    $     .275           $     .275           $     .275
     Less deferred Sponsor retention per Unit                $    (.275)          $    (.275)          $    (.275)
Public Offering Price per Unit (4)                           $   10.000           $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $   10.000           $   10.000           $   10.000
Redemption Price per Unit
     (based on aggregate underlying value
     of Securities less accrued Sponsor retention) (5)       $   10.000           $   10.000           $   10.000
Cash CUSIP Number                                            30265J 220           30265J 246           30265J 261
Reinvestment CUSIP Number                                    30265J 238           30265J 253           30265J 279
Security Code                                                     58348                58350                58352

First Settlement Date                       March 10, 2000
Mandatory Termination Date (6)              March 7, 2005
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information

                                 FT 383


At the Opening of Business on the Initial Date of Deposit-March 7, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                  Software             World Wide
                                                             Global Technology    Innovations          Wireless
                                                             FlexPortfolio        2000 FlexPortfolio   FlexPortfolio
                                                             Series               Series               Series
                                                             ____________         ____________         ____________
Initial Number of Units (1)                                      15,007               14,985               15,010
Fractional Undivided Interest in the Trust per Unit (1)        1/15,007             1/14,985             1/15,010
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $   10.000           $   10.000           $   10.000
    Maximum Sponsor retention of
      2.75% of the Public Offering
         Price per Unit  (2.75% of the net amount invested,
         exclusive of the deferred Sponsor retention) (3)    $     .275           $     .275           $     .275
    Less deferred Sponsor retention per Unit                 $    (.275)          $    (.275)          $    (.275)
Public Offering Price per Unit (4)                           $   10.000           $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $   10.000           $   10.000           $   10.000
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less accrued Sponsor retention) (5)       $   10.000           $   10.000           $   10.000
Cash CUSIP Number                                            30265J 329           30265J 287           30265J 303
Reinvestment CUSIP Number                                    30265J 337           30265J 295           30265J 311
Security Code                                                     58354                58356                58358

First Settlement Date                       March 10, 2000
Mandatory Termination Date (6)              March 7, 2005
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1)As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2)Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3)The maximum Sponsor retention is entirely deferred. See "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued Sponsor retention at the time of sale or redemption.

(4)The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5)Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6)See "Amending or Terminating the Indenture."

(7)Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                         Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                FlexPortfolio Series
                                                                                                ____________________
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum Sponsor retention (sales charge) (paid in installments)                                 2.75%(a)       $.275
                                                                                                ======         ======

Maximum Sponsor retention imposed on reinvested dividends                                       2.75%          $.275

Organization Costs
(as a percentage of public offering price)
   Estimated organization costs                                                                 .052%(b)       $.0052
                                                                                                ======         ======

Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                       .096%          $.0098
   Trustee's fee and other operating expenses                                                   .146%(c)        .0150
                                                                                                _____          ______
      Total                                                                                     .242%          $.0248
                                                                                                ======         ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year     3 Years     5 Years
______     _______     _______
$84        $253        $436

The example does not reflect Sponsor retention on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

______________

(a)The maximum Sponsor retention (sales charge) is entirely deferred. Sponsor retention is the sales charge paid to the Sponsor as compensation for its activities in connection with creating the Trusts. Dealers and other selling agents will receive no concessions or commissions on the sale of Units. The maximum Sponsor retention is a fixed dollar amount equal to $.275 per Unit (approximately $.055 per Unit per year) which will be accrued at the daily rate of $.00015085 per Unit and deducted monthly commencing March 20, 2000 over the life of the Trusts and at each Trust's termination. The Sponsor retention, as a percentage of the Public Offering Price, will vary over time. When you purchase Units you will only be subject to Sponsor retention payments not yet accrued.

(b)Estimated organization costs will be deducted from the assets of the Trusts at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(c)Other operating expenses include the costs incurred by the Trusts for annually updating each Trust's registration statement. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                 Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 383


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 383, comprised of the e-Infrastructure FlexPortfolio Series; Fiber Optics FlexPortfolio Series; Genomics & Proteomics FlexPortfolio Series; Global Technology FlexPortfolio Series; Software Innovations 2000 FlexPortfolio Series; and World Wide Wireless FlexPortfolio Series, as of the opening of business on March 7, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on March 7, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 383, comprised of the e-Infrastructure FlexPortfolio Series; Fiber Optics FlexPortfolio Series; Genomics & Proteomics FlexPortfolio Series; Global Technology FlexPortfolio Series; Software Innovations 2000 FlexPortfolio Series; and World Wide Wireless FlexPortfolio Series, at the opening of business on March 7, 2000 in conformity with accounting principles generally accepted in the United States.



                                       ERNST & YOUNG LLP


Chicago, Illinois
March 7, 2000

                          Statements of Net Assets

                                 FT 383


                   At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                             e-Infrastructure     Fiber Optics         Genomics & Proteomics
                                                             FlexPortfolio        FlexPortfolio        FlexPortfolio
                                                             Series               Series               Series
                                                             ____________         ____________         _____________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                           $149,587             $149,993             $149,975
Less liability for reimbursement to Sponsor
     for organization costs (3)                                   (78)                 (78)                 (78)
                                                             ________             ________             ________
Net assets                                                   $149,509             $149,915             $149,897
                                                             ========             ========             ========
Units outstanding                                              14,959               14,999               14,997

ANALYSIS OF NET ASSETS
Cost to investors (4)                                        $149,587             $149,993             $149,975
Less Sponsor retention (4)                                         (0)                  (0)                  (0)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                   (78)                 (78)                 (78)
                                                             ________             ________             ________
Net assets                                                   $149,509             $149,915             $149,897
                                                             ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 8.

                      Statements of Net Assets

                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                             Global               Software             World Wide
                                                             Technology           Innovations 2000     Wireless
                                                             FlexPortfolio        FlexPortfolio        FlexPortfolio
                                                             Series               Series               Series
                                                             ____________         ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                           $150,070             $149,854             $150,104
Less liability for reimbursement to Sponsor
     for organization costs (3)                                   (78)                 (78)                 (78)
                                                             ________             ________             ________
Net assets                                                   $149,992             $149,776             $150,026
                                                             ========             ========             ========
Units outstanding                                              15,007               14,985               15,010

ANALYSIS OF NET ASSETS
Cost to investors (4)                                        $150,070             $149,854             $150,104
Less Sponsor retention (4)                                         (0)                  (0)                  (0)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                   (78)                 (78)                 (78)
                                                             ________             ________             ________
Net assets                                                   $149,992             $149,776             $150,026
                                                             ========             ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 383, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0052 per Unit for each FlexPortfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The maximum Sponsor retention is entirely deferred. The maximum Sponsor retention is 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested, exclusive of the deferred Sponsor retention). This Sponsor retention, which accrues on a daily basis and which will total $.275 per Unit over the life of a Trust, will be paid to us in monthly installments beginning on March 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) over the life of a Trust and at a Trust's termination. If you redeem or sell Units, you will not be subject to any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

                          Schedule of Investments

                  e-Infrastructure FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                 Percentage
                                                                                 of Aggregate      Market       Cost of
Number       Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________    _____________________________________                               _________         ______       _____________
             Access/Information Providers
             _______________________
112          T          AT&T Corp.                                                 4%              $ 53.500     $  5,992
128          WCOM       MCI WorldCom, Inc.                                         4%                47.000        6,016
105          Q          Qwest Communications International Inc.                    4%                57.313        6,018

             Communications Equipment
             _______________________
 20          JDSU       JDS Uniphase Corporation                                   4%               293.063        5,861
 81          LU         Lucent Technologies Inc.                                   4%                73.625        5,964
 47          NT         Nortel Networks Corporation (3)                            4%               128.000        6,016
115          TLAB       Tellabs, Inc.                                              4%                52.375        6,023

             Computers & Peripherals
             _______________________
128          DELL       Dell Computer Corporation                                  4%                46.750        5,984
 50          EMC        EMC Corporation                                            4%               120.250        6,012
 41          HWP        Hewlett-Packard Company                                    4%               145.563        5,968
 51          INTC       Intel Corporation                                          4%               117.375        5,986
 62          SUNW       Sun Microsystems, Inc.                                     4%                97.000        6,014

             Networking Products
             _________________
 44          CSCO       Cisco Systems, Inc.                                        4%               135.875        5,979
 60          CMTN       Copper Mountain Networks, Inc.                             4%               100.000        6,000
 18          RBAK       Redback Networks Inc.                                      4%               339.500        6,111

             Software
             _______
 22          BVSN       BroadVision, Inc.                                          4%               272.000        5,984
 25          CHKP       Check Point Software Technologies Ltd. (3)                 4%               236.500        5,912
 57          ISLD       Digital Island, Inc.                                       4%               105.625        6,021
 36          EXDS       Exodus Communications, Inc.                                4%               166.063        5,978
 34          INKT       Inktomi Corporation                                        4%               174.500        5,933
 41          KANA       Kana Communications, Inc.                                  4%               145.000        5,945
 66          MSFT       Microsoft Corporation                                      4%                90.625        5,981
 79          ORCL       Oracle Corporation                                         4%                75.750        5,984
 82          RNWK       RealNetworks, Inc.                                         4%                72.750        5,966
 24          VRSN       VeriSign, Inc.                                             4%               247.438        5,939
                                                                                 ______                         ________
                              Total Investments                                  100%                           $149,587
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.


                         Schedule of Investments

                    Fiber Optics FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                 Percentage
                                                                                 of Aggregate      Market       Cost of
Number       Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________    _____________________________________                               _________         ______       _____________
             Communications Services
             ____________________
188          ARCC       Allied Riser Communications Corporation                    4%              $ 32.000     $  6,016
112          T          AT&T Corp.                                                 4%                53.500        5,992
113          GBLX       Global Crossing Ltd. (3)                                   4%                53.250        6,017
 50          LVLT       Level 3 Communications, Inc.                               4%               119.891        5,995
128          WCOM       MCI WorldCom, Inc.                                         4%                47.000        6,016
 72          MFNX       Metromedia Fiber Network, Inc. (Class A)                   4%                83.500        6,012
 52          NOPT       NorthEast Optic Network, Inc.                              4%               115.625        6,013
105          Q          Qwest Communications International Inc.                    4%                57.313        6,018
 75          TWTC       Time Warner Telecom Inc.                                   4%                79.875        5,991
105          WCG        Williams Communications Group, Inc.                        4%                57.250        6,011

             Communications Equipment
             ______________________
122          ADCT       ADC Telecommunications, Inc.                               4%                49.000        5,978
 81          LU         Lucent Technologies Inc.                                   4%                73.625        5,964
 47          NT         Nortel Networks Corporation (3)                            4%               128.000        6,016
115          TLAB       Tellabs, Inc.                                              4%                52.375        6,023

             Fiber Optics
             _____________
116          CCBL       C-COR.net Corp.                                            4%                51.625        5,989
 34          CIEN       CIENA Corporation                                          4%               176.188        5,990
 29          GLW        Corning Incorporated                                       4%               209.625        6,079
 43          DIGL       Digital Lightwave, Inc.                                    4%               139.125        5,982
 39          HLIT       Harmonic Inc.                                              4%               152.375        5,943
 20          JDSU       JDS Uniphase Corporation                                   4%               293.063        5,861
 13          SDLI       SDL, Inc.                                                  4%               463.063        6,020

             Networking Products
             _____________
 44          CSCO       Cisco Systems, Inc.                                        4%               135.875        5,978
 22          JNPR       Juniper Networks, Inc.                                     4%               270.625        5,954
 18          RBAK       Redback Networks Inc.                                      4%               339.500        6,111
 35          SCMR       Sycamore Networks, Inc.                                    4%               172.125        6,024
                                                                                 _______                        ________
                              Total Investments                                  100%                           $149,993
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

               Genomics & Proteomics FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                 Percentage
                                                                                 of Aggregate      Market       Cost of
Number       Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________    _____________________________________                               _________         ______       _____________
 16          ABGX       Abgenix, Inc.                                            3.40%             $319.000     $  5,104
 16          AFFX       Affymetrix, Inc.                                         3.29%              308.250        4,932
 77          AMGN       Amgen Inc.                                               3.31%               64.563        4,971
 43          BGEN       Biogen, Inc.                                             3.31%              115.375        4,961
 50          CORR       COR Therapeutics, Inc.                                   3.35%              100.563        5,028
 20          CRA        Celera Genomics Group                                    3.29%              246.500        4,930
 74          CHIR       Chiron Corporation                                       3.33%               67.563        5,000
 22          CRGN       CuraGen Corporation                                      3.30%              225.000        4,950
 62          EMIS       Emisphere Technologies, Inc.                             3.32%               80.250        4,976
 72          ENZN       Enzon, Inc.                                              3.34%               69.500        5,004
 38          GLGC       Gene Logic Inc.                                          3.29%              130.063        4,942
 23          DNA        Genentech, Inc.                                          3.30%              215.000        4,945
 73          GENE       Genome Therapeutics Corp.                                3.32%               68.188        4,978
 84          GENZ       Genzyme Corporation (General Division)                   3.35%               59.750        5,019
 61          GILD       Gilead Sciences, Inc.                                    3.35%               82.375        5,025
 25          HGSI       Human Genome Sciences, Inc.                              3.29%              197.688        4,942
 52          HYSQ       Hyseq, Inc.                                              3.31%               95.438        4,963
 29          IDPH       IDEC Pharmaceuticals Corporation                         3.31%              171.313        4,968
 30          IMCL       ImClone Systems Incorporated                             3.38%              169.125        5,074
 20          INMX       Immunex Corporation                                      3.31%              248.125        4,962
 21          INCY       Incyte Pharmaceuticals, Inc.                             3.36%              239.750        5,035
 54          LYNX       Lynx Therapeutics, Inc.                                  3.33%               92.500        4,995
 26          MEDX       Medarex, Inc.                                            3.38%              194.938        5,068
 23          MEDI       MedImmune, Inc.                                          3.41%              222.063        5,107
 19          MLNM       Millennium Pharmaceuticals, Inc.                         3.36%              265.625        5,047
 31          MYGN       Myriad Genetics, Inc.                                    3.38%              163.375        5,065
 58          NGEN       Nanogen, Inc.                                            3.33%               86.000        4,988
112          NBIX       Neurocrine Biosciences, Inc.                             3.32%               44.500        4,984
 16          PDLI       Protein Design Labs, Inc.                                3.32%              310.750        4,972
 63          TKTX       Transkaryotic Therapies, Inc.                            3.36%               80.000        5,040
                                                                                 ______                         ________
                              Total Investments                                   100%                          $149,975
                                                                                 =====                          ========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

                 Global Technology FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                 Percentage        Market       Cost of
Number       Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________    _____________________________________                               ______________    ______       _____________
             Communications Equipment
             _____________________
 37          CSCO       Cisco Systems, Inc.                                      3.35%             $135.875     $  5,027
 48          ERICY      L.M. Ericsson AB (ADR)                                   3.33%              104.063        4,995
 17          JDSU       JDS Uniphase Corporation                                 3.32%              293.063        4,982
 68          LU         Lucent Technologies Inc.                                 3.34%               73.625        5,007
 22          NOK        Nokia Oy (ADR)                                           3.30%              225.125        4,953
 39          NT         Nortel Networks Corporation (3)                          3.33%              128.000        4,992
 38          QCOM       QUALCOMM Incorporated                                    3.37%              133.250        5,064
 95          TLAB       Tellabs, Inc.                                            3.32%               52.375        4,976

             Computers & Peripherals
             _____________________
107          DELL       Dell Computer Corporation                                3.33%               46.750        5,002
 42          EMC        EMC Corporation                                          3.37%              120.250        5,051
 34          HWP        Hewlett-Packard Company                                  3.30%              145.563        4,949
 49          IBM        International Business Machines Corporation              3.36%              103.063        5,050
 75          SLR        Solectron Corporation                                    3.32%               66.438        4,983
 52          SUNW       Sun Microsystems, Inc.                                   3.36%               97.000        5,044

             Computer Software & Services
             ________________________
103          BMCS       BMC Software, Inc.                                       3.35%               48.750        5,021
 21          CHKP       Check Point Software Technologies Ltd. (3)               3.31%              236.500        4,966
 55          MSFT       Microsoft Corporation                                    3.32%               90.625        4,984
 66          ORCL       Oracle Corporation                                       3.33%               75.750        4,999
 61          SAP        SAP AG (ADR)                                             3.31%               81.563        4,975

             Electronics
             _________
129          CANNY      Canon Inc. (ADR)                                         3.32%               38.625        4,983
 28          KYO        Kyocera Corporation (ADR)                                3.29%              176.313        4,937
 25          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)         3.38%              203.125        5,078

             Semiconductor Equipment
             ____________________
 35          ASML       ASM Lithography Holding NV (3)                           3.32%              142.250        4,979
 27          AMAT       Applied Materials, Inc.                                  3.31%              184.000        4,968
 78          NVLS       Novellus Systems, Inc.                                   3.34%               64.250        5,012

             Semiconductors
             ____________
 53          ALTR       Altera Corporation                                       3.32%               94.000        4,982
 43          INTC       Intel Corporation                                        3.36%              117.375        5,047
 22          PMCS       PMC-Sierra, Inc. (3)                                     3.38%              230.375        5,068
 24          STM        STMicroelectronics NV (3)                                3.34%              209.000        5,016
 27          TXN        Texas Instruments, Inc.                                  3.32%              184.438        4,980
                                                                                 ______                         ________
                              Total Investments                                   100%                          $150,070
                                                                                 =====                          ========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

             Software Innovations 2000 FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                 Percentage
                                                                                 of Aggregate      Market       Cost of
Number       Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________    _____________________________________                               _________         ______       _____________
             Application Software
             __________________
 70          ADBE       Adobe Systems Incorporated                                 4%              $ 85.813     $  6,007
 67          DOX        Amdocs Limited                                             4%                89.250        5,980
 25          CMVT       Comverse Technology, Inc.                                  4%               235.625        5,891
 66          MSFT       Microsoft Corporation                                      4%                90.625        5,981
120          PAYX       Paychex, Inc.                                              4%                49.875        5,985
 40          PHCM       Phone.com, Inc.                                            4%               150.250        6,010
 82          RNWK       RealNetworks, Inc.                                         4%                72.750        5,965

             Computer Data Security Software
             __________________________
 25          CHKP       Check Point Software Technologies Ltd. (3)                 4%               236.500        5,912
 24          VRSN       VeriSign, Inc.                                             4%               247.438        5,939

             e-Business Software
             __________________
 19          ARBA       Ariba, Inc.                                                4%               317.000        6,023
 45          BEAS       BEA Systems, Inc.                                          4%               133.250        5,996
 22          BVSN       BroadVision, Inc.                                          4%               272.000        5,984
 25          CMRC       Commerce One, Inc.                                         4%               240.500        6,012
 57          ISLD       Digital Island, Inc.                                       4%               105.625        6,021
 31          FMKT       FreeMarkets, Inc.                                          4%               193.000        5,983
 92          PRGN       Peregrine Systems, Inc.                                    4%                65.125        5,992

             Enterprise Software
             __________________
123          BMCS       BMC Software, Inc.                                         4%                48.750        5,996
 51          CTXS       Citrix Systems, Inc.                                       4%               118.563        6,047
 93          COGN       Cognos, Inc. (3)                                           4%                64.250        5,975
293          CPWR       Compuware Corporation                                      4%                20.500        6,006
 35          ITWO       i2 Technologies, Inc.                                      4%               172.188        6,027
 79          ORCL       Oracle Corporation                                         4%                75.750        5,984
 74          SAP        SAP AG (ADR)                                               4%                81.563        6,036
 40          SEBL       Siebel Systems, Inc.                                       4%               151.438        6,058
 38          VRTS       VERITAS Software Corporation                               4%               159.063        6,044
                                                                                 _____                          ________
                              Total Investments                                  100%                           $149,854
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                World Wide Wireless FlexPortfolio Series
                                 FT 383


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2000


                                                                                   Percentage
                                                                                   of Aggregate    Market       Cost of
Number       Ticker Symbol and                                                     Offering        Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                      Price           Share        the Trust (2)
_________    _____________________________________                                 _________       ______       _____________
             Communications Services (Domestic)
             _____________________________
 93          T          AT&T Corp.                                                 3.31%           $ 53.500     $  4,976
 88          BEL        Bell Atlantic Corporation                                  3.34%             57.000        5,016
 38          NXTL       Nextel Communications, Inc. (Class A)                      3.37%            133.063        5,056
 33          PHCM       Phone.com, Inc.                                            3.30%            150.250        4,958
 90          PCS        Sprint Corp. (PCS Group) (4)                               3.35%             55.813        5,023
 75          USM        United States Cellular Corporation                         3.34%             66.875        5,016

             Communications Services (International)
             ________________________________
 70          CWP        Cable & Wireless Plc (ADR)                                 3.32%             71.125        4,979
 25          CHL        China Telecom (Hong Kong) Limited (ADR)                    3.34%            200.625        5,016
 51          DT         Deutsche Telekom AG (ADR)                                  3.31%             97.375        4,966
 70          MICC       Millicom International Cellular S.A. (3)                   3.34%             71.625        5,014
 26          NMCNY      NTT Mobile Communications Network, Inc. (ADR)              3.34%            193.000        5,018
104          SKM        SK Telecom Co. Ltd. (ADR)                                  3.33%             48.000        4,992
 55          SNRA       Sonera Oy (ADR)                                            3.33%             91.000        5,005
 28          TI         Telecom Italia SpA (ADR)                                   3.33%            178.750        5,005
 53          TEF        Telefonica S.A. (ADR)                                      3.31%             93.688        4,965
 81          VOD        Vodafone AirTouch Plc (ADR)                                3.33%             61.750        5,002

             Communications Equipment
             ______________________
 21          CMVT       Comverse Technology, Inc.                                  3.30%            235.625        4,948
 49          CNXT       Conexant Systems, Inc.                                     3.32%            101.688        4,983
 48          ERICY      LM Ericsson AB (ADR)                                       3.33%            104.063        4,995
 33          HLIT       Harmonic Inc.                                              3.35%            152.375        5,028
 58          KOPN       Kopin Corporation                                          3.36%             86.875        5,039
 68          LU         Lucent Technologies Inc.                                   3.33%             73.625        5,006
 28          MOT        Motorola, Inc.                                             3.37%            180.438        5,052
 22          NOK        Nokia Oy (ADR)                                             3.30%            225.125        4,953
 39          NT         Nortel Networks Corporation (3)                            3.33%            128.000        4,992
 33          PWAV       Powerwave Technologies, Inc.                               3.36%            152.750        5,041
 38          QCOM       QUALCOMM Incorporated                                      3.37%            133.250        5,063
 30          RFMD       RF Micro Devices, Inc.                                     3.33%            166.625        4,999
 34          RIMM       Research in Motion Limited                                 3.35%            148.000        5,032
 42          TQNT       TriQuint Semiconductor, Inc.                               3.31%            118.250        4,966
                                                                                   _______                      ________
                              Total Investments                                     100%                        $150,104
                                                                                   ======                       ========

_____________

See "Notes to Schedules of Investments" on page 15.

Page 14


                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March 7, 2000.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                   Cost of
                                                   Securities    Profit
                                                   to Sponsor    (Loss)
                                                   _________     _______
e-Infrastructure FlexPortfolio Series              $151,940      $(2,353)
Fiber Optics FlexPortfolio Series                   153,706       (3,713)
Genomics & Proteomics FlexPortfolio Series          152,276       (2,301)
Global Technology FlexPortfolio Series              152,698       (2,628)
Software Innovations 2000 FlexPortfolio Series      152,649       (2,795)
World Wide Wireless FlexPortfolio Series            152,474       (2,370)

(3)This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4)MCI Worldcom, Inc. ("Worldcom") has recently announced plans to acquire Sprint Corporation ("Sprint"). Each share of Sprint (PCS Group) will be exchanged for one share of Worldcom PCS tracking stock and .1547 shares of Worldcom common stock. As a result of this expected transaction, it is anticipated that the World Wide Wireless FlexPortfolio Series will receive shares of common stock of Worldcom and shares of Worldcom PCS tracking stock in exchange for the shares of Sprint (PCS Group) which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 383, consists of six separate portfolios set forth below:

- e-Infrastructure FlexPortfolio Series

- Fiber Optics FlexPortfolio Series

- Genomics & Proteomics FlexPortfolio Series

- Global Technology FlexPortfolio Series

- Software Innovations 2000 FlexPortfolio Series

- World Wide Wireless FlexPortfolio Series

Units of the Trusts can only be purchased through registered broker/dealers who charge periodic fees as part of an alternative account relationship for providing services, including financial planning, investment advisory or asset management, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed; or by employees, officers and directors (or their immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us. You may switch from one FlexPortfolio to any other FlexPortfolio series which is currently in the primary market on any business day at no additional cost. However, your broker/dealer or the Sponsor may at any time, without prior notice, place limits on the number of exchanges you can make.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. However, because the Trusts pay the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, the ability to exchange between FlexPortfolio series will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.


Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and accrued Sponsor retention resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.


                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

e-Infrastructure FlexPortfolio Series consists of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway"; it is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.

The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: access/information providers, data networking/communications equipment, computers & peripherals, software and venture capital. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads and e-mail.

Consider the following factors:

- The average e-commerce Web site costs $1 million to develop and takes five months to complete. When you consider the need for ongoing products and services, infrastructure is big business.


- The Internet economy, though still in its formative stages, generated approximately $500 billion in revenue in the United States in 1999. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue, respectively, in 1998.


- Capital investment in the Internet server market has risen dramatically over the past three years. Internet server revenue has jumped from approximately $1.7 billion in 1996 to approximately $13.3 billion in 1998. As the Internet grows, the demand for servers has the potential to grow as well.

- Communications companies presently carry nearly 30 times more voice traffic than data. Thanks to the Internet, data traffic is expected to surpass voice communications in the years ahead.

Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. Between 1993 and 1998, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.


e-Commerce Fuels Innovation. Technology and the Internet have played an integral part in the economic prosperity enjoyed by the United States during the 1990s. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are approximately 200 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Fiber Optics FlexPortfolio Series consists of a portfolio of common stocks of telecommunications companies focusing on the use of fiber optic technology.

The first full service fiber optic telephone system became operational in Chicago in 1977. Since then, the communications industry has undergone a major transformation, driven both by demand and technological innovation. In 1999, the optical networking industry became one of the fastest growing areas within the communications equipment industry. Optical equipment converts electronic signals into light pulses that can be transmitted through fiber optic cables. We believe the demand for this type of equipment has grown because of the enormous data carrying capacity offered by fiber optics. In our opinion, the impact that fiber optic technology has had on the telephone industry is astounding. Compared to a conventional three-inch copper wire that can transmit approximately 14,000 phone calls, a half-inch fiber optic cable can transmit over 3 million calls.

With more markets opening around the world because of deregulation, service providers have begun relying on the most advanced technologies available to improve the quality of their offerings in an effort to gain market share. In our opinion, virtually all telephone companies have realized that fiber optics represent an opportunity for them to meet the demands for greater bandwidth that are required by new technologies and ultimately win customers.

Consider the following factors:

- The transition from copper wiring to fiber optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

- The growing popularity of the Internet is creating greater demand for data traffic. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The MultiMedia Telecommunications Association projects that total spending on fiber optics will grow from $12 billion in 1998 to approximately $25 billion in 2000.

- A single fiber optic strand can transmit ten thousand times more information today than it could in 1988.

Genomics & Proteomics FlexPortfolio Series consists of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of disease in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics.

Genomics. Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.


Proteomics. Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top selling drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.


Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 300 products in the late stages of clinical trials as compared to only 30 back in 1991.

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help biotechnology companies grow their businesses.

Global Technology FlexPortfolio Series consists of a portfolio of common stocks of technology companies which are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

Although the Internet has made an astounding impact in the United States, many other countries have been slow to embrace its potential. Industry experts believe that this trend is about to change. According to the Computer Industry Almanac, it is estimated that by the year 2005 the number of Internet users will have grown at such a rapid pace outside of North America that they believe Europe will have the leading market for Internet users. Other regions are anticipated to show strong growth as well, with the Asia-Pacific region leading the way. Much of this anticipated potential growth is being attributed to easier access to the Internet through low cost PC's, Web-ready phones, and information appliances, along with more affordable service.

A Wireless World. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

B2B Boom. Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. In our opinion, it is now becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

Internet Infrastructure. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are approximately 200 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Consider the following factors:

- Forrester Research predicts that global online advertising spending has the potential to increase nearly 10 fold by 2004, with an increasing portion of the spending occurring outside of the U.S.

- According to Visa International, the B2B e-commerce growth rate of most European countries is anticipated to outpace their GDP growth rate by nearly 30 times over the next several years.

- It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- It is estimated that there will be approximately 250 million subscribers to global wireless services in 2000, making it one of the fastest growing segments of the telecommunications industry.

- The Internet economy as a whole generated approximately $500 billion in revenue in 1999.

Software Innovations 2000 FlexPortfolio Series consists of a portfolio of common stocks of companies that provide software products and services to address a wide variety of business needs, including application, computer data security, e-Business, enterprise and storage management.

The computer software industry has come a long way since the introduction of the first operating system. Today, one of the biggest challenges for software developers is to market products and services that are not only compatible with hardware, but improve its functionality.

The growing popularity of computer networking in the business community, coupled with the anticipated growth of e-commerce on the Internet, has boosted demand for software which can increase efficiency and productivity.

The following factors support our positive outlook for the software industry:

- Y2K related spending should begin to give way to corporate investment in other technological areas involving business application software.

- Consumer confidence levels are near 30-year highs. This indicates that consumers are very optimistic about the economy, which could lead to increased spending and borrowing for such big ticket items as personal computers and software.

- Software companies have traditionally marketed products that addressed back-office operations. Now that the Internet infrastructure is in place, the focus of technology is shifting to e-commerce. E-commerce represents a new opportunity and new challenges in the areas of front-office and customer service management.

- According to the U.S. Department of Commerce, core software industry annual receipts have increased from approximately $50 billion in 1990 to approximately $160 billion in 1998.

In our opinion, demand for software systems, such as those described in detail below, should experience significant growth in the near future.

Enterprise Resource Planning (ERP). ERP is high-end software designed to automate back-office operations for administrative purposes. ERP focuses on transaction management in areas such as manufacturing, distribution, accounting and human resources. It is estimated that 70% of Fortune 1,000 companies have either started ERP implementation or plan to by the year 2000.

Supply-Chain Management (SCM). Supply-chain software manages the flow of products across an entire operational spectrum ranging from raw materials procurement to the delivery of finished goods to consumers. SCM software helps companies forecast demand, shorten product life cycles and reduce inventories. Relative to ERP, SCM is less costly, takes less time to install, and tends to offer a return on investment much faster.

Customer Relationship Management (CRM). Unlike ERP and supply-chain software systems, which deal with back-office automation, CRM software focuses on front-office automation. This software automates sales, marketing, call center and field service operations. The emphasis on managing front-office activity should apply nicely to the facilitation of e-commerce. With the anticipated growth of e-commerce, we believe the market for CRM could grow significantly in coming years.

World Wide Wireless FlexPortfolio Series consists of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communications for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry. Just as its wireline counterparts did previously, the wireless industry is anticipated to use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances and reaching more consumers.

Consider the following factors:

- It is estimated that there will be approximately 250 million subscribers to global wireless services by 2000, making it one of the fastest growing segments of the telecommunications industry.

- The number of wireless subscribers worldwide has nearly tripled over the last three years.

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- In the United States alone, it is estimated that there could potentially be 25 times more people using a wireless link to the Internet by 2004.

- Annual service revenues have increased from under $1 billion in 1985 to more than $35 billion in 1999 (estimated).

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of both the Fiber Optics FlexPortfolio Series and the World Wide Wireless FlexPortfolio Series are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Biotechnology/Pharmaceutical Industries. The Genomic & Proteomic FlexPortfolio Series is considered to be concentrated in the biotechnology industry. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. The e-Infrastructure FlexPortfolio Series, the Global Technology FlexPortfolio Series and the Software Innovations 2000 FlexPortfolio Series are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Trusts and their service providers do not appear to have been adversely affected by computer problems related to the transition to the year 2000. However, these problems could arise or be discovered in the future. We are unable to determine what impact the Year 2000 Problem has had or will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The accrued Sponsor retention (which is entirely deferred).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units.

Sponsor Retention.


The maximum Sponsor retention you will pay is entirely deferred. For each Trust this sales charge is equal to $.275 per Unit, accrued daily at the rate of $.00015085 per Unit. Accrued Sponsor retention for all Trusts will be paid on the 20th day of each month (or if the 20th day is not a business day on the preceding business day) beginning March 20, 2000 and continuing for the life of a Trust and at a Trust's termination. On the Initial Date of Deposit, Sponsor retention will equal 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested) for each Sector FlexPortfolio, but because this fee is a fixed dollar amount per Unit it will vary from 2.75% for each Sector FlexPortfolio as the Public Offering Price varies from $10 per Unit. However, in no event will the maximum Sponsor retention exceed 4.0% of the Public Offering Price per Unit for a Sector FlexPortfolio. Units purchased subsequent to the initial Sponsor retention payment will be subject only to those Sponsor retention payments not yet accrued.


The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Award Programs.


From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable Sponsor retention on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.


Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive the Sponsor retention per Unit for each Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trusts' registration statements yearly are also now chargeable to the Trusts. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio

Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay the Sponsor retention.


Your Tax Basis and Income or Loss upon Disposition.


If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including Sponsor retention, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. All Units will be held in uncertificated form.


The Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units, the Trustee will send you:



- A written initial transaction statement containing a description of your Trust;


- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

You may transfer or redeem your Units by submitting a written request, together with a signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units. You may be required to pay a nominal fee to the Trustee, including any government charge that may be imposed, for each transfer or redemption.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the Sponsor retention or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the Sponsor retention. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.


Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining Sponsor retention on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.


                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by delivering a request for redemption to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership." No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time. As a result, your broker/dealer or the Sponsor may at any time place limits on the number of exchanges between FlexPortfolios you can make with or without prior notice. However, any limitation on your right to exchange between FlexPortfolios will have no effect on your right to redeem Units.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.


Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If a Trust is terminated due to this last reason, we will refund your entire Sponsor retention; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued Sponsor retention payments at the time of termination. For various reasons, including the exchange of Units between FlexPortfolios by Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.


Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed by your "Wrap Fee" plan) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. Upon termination you will receive your pro rata number of whole shares of the Securities that make up a portfolio and cash from the Capital Account equal to the fractional shares to which you are entitled. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.


Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.


The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                   FIRST TRUST (registered trademark)

                  E-INFRASTRUCTURE FLEXPORTFOLIO SERIES
                    FIBER OPTICS FLEXPORTFOLIO SERIES
               GENOMICS & PROTEOMICS FLEXPORTFOLIO SERIES
                 GLOBAL TECHNOLOGY FLEXPORTFOLIO SERIES
             SOFTWARE INNOVATIONS 2000 FLEXPORTFOLIO SERIES
                WORLD WIDE WIRELESS FLEXPORTFOLIO SERIES
                                 FT 383

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-31644) and


- Investment Company Act of 1940 (file no. 811-05903)


  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.


 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                              March 7, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 383 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated March 7, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents
Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Technology                                                  4
Portfolios
   e-Infrastructure                                            4
   Fiber Optics                                                6
   Genomics & Proteomics                                       8
   Global Technology                                           9
   Software Innovations 2000                                  11
   World Wide Wireless                                        13

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of the quarter ended December 31, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations


Biotechnology/Pharmaceutical. An investment in Units of the Genomics & Proteomics FlexPortfolio Series should be made with an understanding of the problems and risks such an investment may entail.


Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Communications. An investment in Units of the Fiber Optics FlexPortfolio Series and the World Wide Wireless FlexPortfolio Series should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Technology. An investment in Units of the e-Infrastructure FlexPortfolio Series, the Global Technology FlexPortfolio Series and the Software Innovations 2000 FlexPortfolio Series should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

Equity Securities Selected for the e-Infrastructure FlexPortfolio Series

Access/Information Providers
____________________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Communications Equipment
________________________

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.

Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.

Software
________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Digital Island, Inc., headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products include a search engine, a shopping engine and traffic server network-caching products.

Kana Communications, Inc., headquartered in Palo Alto, California, Kana is a provider of online customer communication software and services for e-business marketing, sales and services. The company's primary product is "Kana 4," an online customer communications platform for comprehensive online marketing, sales and service

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

  Equity Securities Selected for the Fiber Optics FlexPortfolio Series

Communications Services
_______________________

Allied Riser Communications Corporation, headquartered in Dallas, Texas, provides broadband data, video and voice communications services to small- and medium-sized businesses in various metropolitan areas in the United States. The company delivers its services over fiber optic networks.

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Metromedia Fiber Network, Inc. (Class A), headquartered in White Plains, New York, provides technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate and government customers in the United States and Europe.

NorthEast Optic Network, Inc., headquartered in Westborough,
Massachusetts, provides high-bandwidth fiber optic transmission capacity for communications carriers on local loop, inner-city and interstate facilities.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Time Warner Telecom Inc., headquartered in Greenwood Village, Colorado, is a fiber facilities-based local exchange carrier in selected metropolitan areas across the United States. The company offers a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The company's customers include telecommunications-intensive business end-users and long distance carriers.

Williams Communications Group, Inc., headquartered in Tulsa, Oklahoma, owns and operates a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. The company also sells, installs and maintains communications equipment and network services.

Communications Equipment
________________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Fiber Optics
____________

C-COR.net Corp., headquartered in State College, Pennsylvania, provides high-performance fiber optic equipment for broadband networks. The company designs, develops and supplies distribution electronics, network management systems, and technical services for two-way hybrid fiber/coax networks.

CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Digital Lightwave, Inc., headquartered in Clearwater, Florida, designs, develops, markets and supports diagnostic products. The company's products monitor, maintain and manage fiber optic-based networks. The company's products provide telecommunications service providers and equipment manufacturers with the capability to deploy and manage fiber optic networks.

Harmonic Inc., headquartered in Sunnyvale, California, makes and sells highly integrated fiber optic and digital systems for delivering video, voice and data services over cable, satellite and wireless networks. The company's "TRANsend" digital product line combines and customizes content from a variety of sources.

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

SDL, Inc., headquartered in San Jose, California, designs, manufactures and markets semiconductor optoelectronic integrated circuits, semiconductor lasers, fiber optic products and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing and satellite communications markets.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.

Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.

 Equity Securities Selected for the Genomics & Proteomics FlexPortfolio
                                 Series

Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.

Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.

Celera Genomics Group, headquartered in Norwalk, Connecticut, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.

Emisphere Technologies, Inc., headquartered in Tarrytown, New York, develops novel technologies for the oral delivery of pharmaceuticals which could previously be taken only by injection or other non-oral means. The company is working to develop and commercialize its proprietary technologies, which are intended to surmount the obstacles associated with the oral administration of many currently injectable therapeutic agents.

Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Genome Therapeutics Corp., headquartered in Waltham, Massachusetts, identifies and characterizes the genes of disease-causing organisms, as well as human genes associated with major diseases, including prostate cancer, asthma, osteoporosis and neuropsychiatric disorders.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

Hyseq, Inc., headquartered in Sunnyvale, California, develops gene-based therapeutic product candidates and diagnostic products and tests using its proprietary DNA array technology. The company believes that its HyX genomics platform, which utilizes its proprietary sequencing by hybridization technology as its foundation, generates higher gene sequence throughput with greater analytical flexibility and accuracy and lower cost than prevailing technologies.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

ImClone Systems Incorporated, headquartered in New York, New York, researches and develops therapeutic products for the treatment of selected cancers and cancer-related disorders. The company's product candidates include interventional therapeutics for cancer and cancer vaccines.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

Incyte Pharmaceuticals, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.

Lynx Therapeutics, Inc., headquartered in Hayward, California, holds and continues to develop certain proprietary technologies that enables the simultaneous identification and analysis of nearly all the DNA molecules or fragments in a single biological sample.

Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.

Nanogen, Inc., headquartered in San Diego, California, integrates advanced microelectronics and molecular biology into a platform technology with applications in the fields of medical diagnostics, genetic testing, genomics, biomedical research, and drug discovery.

Neurocrine Biosciences, Inc., headquartered in San Diego, California, discovers and develops therapeutics for the treatment of diseases and disorders of the central nervous and immune systems including anxiety, depression, Alzheimer's disease, obesity and multiple sclerosis.

Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.

Equity Securities Selected for the Global Technology FlexPortfolio Series

Communications Equipment
________________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Computer Software & Services
____________________________

BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

Electronics
___________

Canon Inc. (ADR), headquartered in Tokyo, Japan, manufactures office, camera and video equipment that includes color laser and high speed copiers, mid-range copiers, 35mm cameras and video equipment. The company also produces and markets computer peripherals and manufactures aligners for semiconductor chip production,

Kyocera Corporation (ADR), headquartered in Kyoto, Japan, designs and produces fine ceramic parts, ceramic IC packages and electronic components, as well as optical instruments. The Company is a global producer of high tech solutions in the fields of electronics, telecommunications, metal processing, automotive components and optics.

Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

Semiconductor Equipment
_______________________

ASM Lithography Holding NV, headquartered in Veldhoven, the Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, manufactures and markets semiconductor wafer fabrication equipment and related spare parts to semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Semiconductors
______________

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.

STMicroelectronics NV, headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Texas Instruments, Inc., headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

      Equity Securities Selected for the Software Innovations 2000
                          FlexPortfolio Series

Application Software
____________________

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications. The company's products are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Phone.com, Inc., headquartered in Redwood City, California, provides software to deliver Internet-based services to mass-market wireless telephones. The company's product provides access to Internet services and intranet-based services, including news, stocks, e-mail, travel, weather, and sports to wireless subscribers.

RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."

Computer Data Security Software
_______________________________

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

e-Business Software
___________________

Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.

Digital Island, Inc., headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.

FreeMarkets, Inc., headquartered in Pittsburgh, Pennsylvania, creates customized business-to-business online auctions for buyers of industrial parts, raw materials and commodities. The company's "BidWare Internet" technology helps large industrial buyers obtain lower prices. In a "FreeMarkets" online auction, suppliers from around the world can submit bids in a real-time, interactive competition.

Peregrine Systems, Inc., headquartered in San Diego, California, develops integrated suites of packaged infrastructure management application software which automate the management of complex, enterprise-wide information and infrastructure assets. The company's primary products are "ServiceCenter" and "AssetCenter."

Enterprise Software
___________________

BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."

Cognos, Inc., headquartered in Ottawa, Ontario, Canada, develops, sells and supports computer software tools, including tools that address the client/server market; and provides education, consulting, and technical support services to support the customers' implementation and ongoing use of its software products.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is one of the largest enterprise software companies in the world. The company develops business software, consults on organizational usage of its applications software and provides training services.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.

VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.

  Equity Securities Selected for the World Wide Wireless FlexPortfolio
                                 Series

Communications Services (Domestic)
__________________________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Phone.com, Inc., headquartered in Redwood City, California, provides software to deliver Internet-based services to mass-market wireless telephones. The company's product provides access to Internet services and intranet-based services, including news, stocks, e-mail, travel, weather, and sports to wireless subscribers.

Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Communications Services (International)
_______________________________________

Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.

China Telecom (Hong Kong) Limited (ADR), headquartered in Wanchai, Hong Kong, provides cellular telecommunications services in Guangdong and Zhejiang, among the most economically developed provinces in the People's Republic of China.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

NTT Mobile Communications Network, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

SK Telecom Co. Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.

Sonera Oy (ADR), headquartered in Helsinki, Finland, provides telecommunication services, including fixed line, mobile telephone, data communications and networked media services. The company also operates cellular networks and provides ATM, frame relay and Internet services.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the financial parent of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Communications Equipment
________________________

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.

LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Harmonic Inc., headquartered in Sunnyvale, California, designs, manufactures and markets digital and fiberoptic systems. The company's systems enable cable, satellite and wireless operators to deliver video, Internet, telephony and high-speed data services. The company's
"TRANsend" digital product line combines and customizes content from a variety of sources.

Kopin Corporation, headquartered in Taunton, Massachusetts, develops, manufactures and sells flat panel display devices and products and custom wafer-engineered materials for commercial and consumer wireless communications markets and for high resolution portable applications.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

Powerwave Technologies, Inc., headquartered in Irvine, California, designs, manufactures and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market worldwide. The company manufactures both single- and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 383, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; and FT 412 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 383, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 7, 2000.

                              FT 383

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   March 7, 2000
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated March 7, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-31644) and related Prospectus of FT 383.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 7, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 383 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

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3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

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